UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Tiger X Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

18682E304

(CUSIP Number)

Jonathan Brooks

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

(310) 286-2929

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18682E304	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Jonathan Brooks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) None
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 18682E304	Page 3 of 5 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2, dated May 18, 2016, (the “Amendment”) amends and supplements the statement on Schedule 13D filed on July 1, 2011 as amended by Amendment No. 1 to the Schedule 13D filed on August 26, 2011 on Schedule 13D, (together the “Original Schedule 13D”), by Jonathan Brooks (the “Reporting Person”). This Amendment relates to the common stock, par value $0.001 per share, of Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc. and clickNsettle.com, Inc.), a Delaware corporation (the “Company” or “Issuer”), and amends the statement as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

Frost Gamma Investment Trust acquired 114,937,148 shares in the private securities purchase transaction from certain selling stockholders pursuant to the Securities and Purchase Agreement (the “SPA”) dated May 10, 2016 (the “Share Acquisition”).

In connection with the Share Acquisition, Andrew Brooks, M.D. voluntarily resigned as the Company's Chairman of the Board of Directors ("Board"), Chief Executive Officer, Interim Chief Financial Officer and any other positions with the Company or Tiger X Medical, LLC, effective May 10, 2016. Dr. Brooks’ resignation was not as a result of any disagreements with the Company.

In addition, in connection with the Share Acquisition, each of Jonathan Brooks, Thomas H. Morgan and Ronald N. Richards voluntarily resigned as directors of the Company and from all positions as officers, directors, or managers, as applicable, with the Company or Tiger X Medical, LLC, effective May 10, 2016. The resignations were not as a result of any disagreements with the Company.

Steven D. Rubin, Stephen Liu, and Subbarao Uppaluri will continue to serve as directors of the Company.

On May 10, 2016, the Board appointed Steven D. Rubin as the Company's Interim Chief Executive Officer ("Interim CEO") and Interim Chief Financial Officer ("Interim CFO"), effective immediately. Since Mr. Rubin is no longer considered an independent director, effective as of May 10, 2016, he temporarily resigned from his positions as a member of the Company's Audit Committee, Compensation Committee and Nominating Committee during the time he serves as Interim CEO and Interim CFO. Stephen Liu was subsequently appointed to serve in Mr. Rubin's place on the Audit Committee, Compensation Committee and Nominating Committee while Mr. Rubin serves as Interim CEO and Interim CFO.

Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events enumerated in subsections (a) – (j) of Item 4.

SCHEDULE 13D

CUSIP No. 18682E304	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Jonathan Brooks	1,000 (1)	0%

(1)	The percentage of beneficial ownership is based upon 230,293,141 shares of Common Stock outstanding as of May 3, 2016.

(b) The Reporting Person’s responses to cover page Item 7 through 10 of this Amendment to Original Schedule 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c) Transactions in the Issuer’s securities effected by the Reporting Person:

Transaction Date	Quantity of Securities*	Type of Transaction	Net Price Per Security	Aggregate Net Proceeds

May 10, 2016	31,954,292 shares of Common Stock	Private sale pursuant to SPA	$0.10 per share	$3,195,429.20

May 12, 2016	90,000, shares	Open Market Trade	$.13 per share	$11,812.23

*shares of Common Stock held in the name of “JSB Living Trust Dated November 27, 2007” for which the Reporting Person has (i) the sole power to vote or direct the voting; (ii) the sole power to dispose of or to direct the disposition, (iii) shared power to vote or direct the voting, or (iv) shared power to dispose or direct the disposition.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer’s Common Stock on May 10, 2016.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Securities Purchase Agreement, dated as of May 10, 2016, among the Sellers set forth therein, Frost Gamma Investments Trust and Andrew Brooks, M.D., as representative.

SCHEDULE 13D

CUSIP No. 18682E304	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2016	/s/ Jonathan Brooks Jonathan Brooks